Exhibit 99.2

Management’s Discussion and Analysis

for the year ended December 31, 2011

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

The following management’s discussion and analysis ("MD&A"), which is dated as of March 26, 2012, provides a review of the activities, results of operations and financial condition of Banro Corporation (“Banro” or the "Company") as at and for the year ended December 31, 2011 in comparison with those as at and for the financial year ended December 31, 2010, as well as an outlook for the Company based on a defined strategy. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company as at and for the years ended December 31, 2011 and December 31, 2010 (the “Annual Financial Statements”). All dollar amounts in this MD&A are expressed in thousands of dollars, and unless otherwise specified, in United States dollars (the Company’s financial statements are prepared in United States dollars). All share, share option and warrant amounts (except per share amounts) are presented in thousands. Additional information relating to the Company, including the Company's annual information form dated March 26, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENT

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, cash flows, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration, development and mining industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

CORE BUSINESS

Banro is a Canadian gold mining company focused on production from the Twangiza oxide mine, development of four additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. The Company is also performing exploration activities of this same gold belt to increase mineral resources.

Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of the gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties, covering an area of 2,638 square kilometers.

OUTLOOK AND STRATEGY

Over the longer term, the Company’s goal is to grow gold production to 400,000 ounces by 2015 on its four wholly-owned and fully-licensed mining concessions along the Twangiza-Namoya gold belt. Banro intends to concentrate on defining oxide resources, which can be brought into production faster at lower costs, moving fresh rock resources into the future when possible hydro power solutions allow for lower cost production of this harder material.

In the shorter term, Banro’s strategy includes:

•	focusing on consistent and predicable gold production at Twangiza by optimizing the mine, plant and human capital performance to secure consistent cash flow;

•	executing aggressive drilling programs to increase its oxide resources; and

•	constructing at Namoya the Company’s second gold mine using funds from the Company’s recently completed debt financing and cash flow from the Twangiza mine, targeting first production at Namoya in mid-2013.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

HIGHLIGHTS

(i) Financial

•	In February 2011, the Company closed an underwritten private placement of 17,500 special warrants of the Company (the "Special Warrants") at a price of Cdn$3.25 per Special Warrant for aggregate gross proceeds of Cdn$56,875. The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc. Each Special Warrant entitled the holder thereof to receive one common share of the Company.

The Special Warrants were exercisable by the holders thereof at any time for no additional consideration. All the Special Warrants were exercised on March 31, 2011.

•	During fiscal 2011, the Company received an additional $13,192 from the exercise of 5,996 warrants at an exercise price of $2.20 per common share, which warrants were originally issued on September 17, 2008.

•	In December 2011, the Company’s DRC subsidiary (“Twangiza”) which holds the Twangiza mine, established a line of credit facility with a bank in the DRC (the “Line of Credit”). The Line of Credit is a nine-month line of credit facility with a maximum drawdown available of $15,000. The Line of Credit bears interest at 8.5% per annum and is secured by certain mining assets of Twangiza. The Line of Credit is used by Twangiza as part of its working capital management. At December 31, 2011, Twangiza had drawn down $5,626 against the Line of Credit with interest expense on the Line of Credit amounting to $48 for the year ended December 31, 2011.

•	On March 2, 2012, the Company announced the closing of a $175,000 debt financing. This debt offering by the Company of 175 units consisted of $175,000 aggregate principal amount of senior secured notes (the “Notes”) and 8,400 warrants (the “Warrants”) to purchase an aggregate of 8,400 common shares of the Company. Each Warrant entitles the holder to purchase one common share of the Company at a price of $6.65 for a period of 5 years. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The first interest payment date is September 1, 2012 and will consist of interest accrued from and including March 2, 2012 until September 1, 2012. The net proceeds from the offering will be used for the development of the Company’s Namoya project, repayment of the Line of Credit and general corporate purposes.

(ii) Operational

•	On October 11, 2011, the Company announced that first gold was poured at Banro’s Twangiza mine during the early commissioning phase.
•	During the fourth quarter of 2011 and up to the date of this MD&A, Twangiza continues commissioning, ramping up to full production.
•	To date, Twangiza has produced 17,134 ounces of gold up until March 15, 2012 during the commissioning phase, of which 12,336 ounces have been sold.

(iii) Construction, Development & Exploration

(a) Namoya

By the end of 2011 measured and indicated mineral resources at Namoya increased by 39% compared to the January 2011 preliminary assessment.

Site access and preparation at Namoya were undertaken in late 2011 with site access completed in early 2012, at which time early-stage construction activities were initiated.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

In January 2012, the Company released an updated economic assessment for Namoya. This updated economic assessment estimated average annual production of 122,000 ounces of gold at an average total cash operating cost of US$464(1) per ounce for the first five years of production with an internal rate of return of 71% and a project payback of ten months based on a US$1,500 per ounce gold price. Initial capital costs were estimated at US$148,000 with ongoing capital of US$5.4 million.

(b) Lugushwa

A heap leach scoping study and metallurgical test work is underway with 10,000 metres of drilling planned for the 2012 exploration season to be included in a feasibility study anticipated by the close of 2012.

(c) Kamituga

A thorough exploration program was undertaken at Kamituga in 2011 including soil geochemistry, trenching and geophysical interpretation as preparation for an aggressive drill program planned for Kamituga for 2012.

(d) Regional Exploration

Other regional exploration targets were assessed and prioritized throughout 2011 for 2012 work programs.

(v) MINERAL RESOURCES

To date, estimated mineral resources at the Company’s projects are as follows:

Property	Measured			Indicated			Inferred
	Tonnage (Mt)	Grade (g/t)	Ounces Moz	Tonnage (Mt)	Grade (g/t)	Ounces Moz	Tonnage (Mt)	Grade (g/t)	Ounces (Moz)
Twangiza oxide	11.1	2.49	0.89	6.8	1.9	0.4	1.0	4.2	0.1
Twangiza non-oxide	6.1	2.22	0.43	83.5	1.4	3.9	6.4	1.3	0.3
Namoya	20.0	2.1	1.3	4.9	1.8	0.3	9.5	1.4	0.4
Kamituga							7.3	3.9	0.9
Lugushwa							37.0	2.3	2.7

TOTAL Ounces (Moz)			2.62			4.6			4.4

Notes:	- Mineral resources for Namoya reported at a 0.4g/t Au cut-off grade.

- Mineral resources for Twangiza reported at a 0.5g/t Au cut-off grade.

- Mineral resources for Kamituga and Lugushwa reported at a 1.0 g/t Au cut-off grade.

(1) For additional information please see the Non-IFRS measure

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

TWANGIZA MINE

On October 11, 2011, the Company announced first gold production during the commissioning stage at its Twangiza gold mine, located approximately 45 kilometres south-southwest of the town of Bukavu in the South Kivu province of the DRC. The Twangiza Phase 1 Oxide Plant (the “Twangiza Plant”) will process the oxide portion of the Twangiza ore body which is expected to recover over 1 million ounces of gold over a seven year period, and will provide the platform to finance the planned growth in gold oxide production through similar low capital expenditure, high value oxide projects along the Twangiza-Namoya belt.

During fiscal 2011, the following progress was made in the key areas indicated below with respect to the construction of the Twangiza Plant:

•	Access Roads

Maintenance work on bridge upgrades and roads to the Twangiza mine site as well as work on the spine road is on-going. Additional maintenance was undertaken on the N2 between the Ruzizi Border Post and the Butuza turnoff to Twangiza to ensure safe transport of reagents to the mine site. This maintenance program will continue throughout the life of the mine. The main road works to facilitate construction of the Tailing Management Facility and mining are in place and operational.

•	Resettlement

To date, 205 households have been resettled. It is expected that a further 44 households will be compensated and resettled for the remainder of 2012. In addition to the construction of houses, two churches have been built, while a clinic and a market area are in the process of being completed. Resettlement is being conducted in a phased manner to suit construction and mining plans and to enable construction activities to proceed effectively.

•	Mine Infrastructure

The plant make up pumping system has been installed to extract water from the Lulimbohwe River. Production-related infrastructure such as electrical and mechanical workshops, the assay laboratory, change houses and offices have been constructed while significant progress has been made on the security fence around the plant. The construction of the fuel storage facility, with a capacity of 2.2 million liters, is in progress and is expected to be completed during the month of April 2012.

•	Accommodation

The main construction camp is in use and has been converted into a mining village when the construction crews were fully demobilized during the first quarter of 2012. Construction of an operator’s camp using containers is in progress and is anticipated to be completed during the second quarter of 2012.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

•	Tailings Management Facility (“TMF”)

Design work for the TMF was completed during fiscal 2011. Construction work continues apace with the wall, now that the sand and gravel drains have been completed, enabling bulk fill operations to commence. The wall has reached a 6 month height that relates to 18 months of full production storage capacity.

The borrow pits within the dam are operational with both the upper and lowers stream diversions fundamentally completed and functional. The long term out fall canal has yet to be designed as this is based on the final height to be confirmed as a result of the increased volume of the dam’s bowl capacity. The pipeline to deliver the tailings to the dam and the return water pipeline are complete together with the associated pumping facilities. The TMF is being designed to accept 1.3 Mtpa of tailings for the first year and 1.7 Mtpa for the remainder of its 8.5-year life providing the need for a TMF with a storage capacity of 14.3 million tonnes of solids.

On March 2, 2012, the Company also announced that the Twangiza mine cold commissioned the gravity circuit, which is integrated into the overall plant circuit and is currently being optimized. As at the date of this MD&A, the Twangiza mine continues to ramp up to full production, which is estimated at 10,000 ounces per month. During this commissioning phase the Company has been working on optimising the plant processes to ensure sustainable production and recoveries. This process has involved optimization of the crusher circuit, the CIL process, most notably the elution circuit as well as the gravity circuit. Since the commencement of commissioning, the Twangiza Plant has been ramping up throughput and has been operating at an average of 79% of plant capacity through the first two months of 2012. As throughput increases the Twangiza Plant also observed an increase in gold production from 4,524 ounces in January 2012 to 7,518 ounces in February.

During 2012, the Company intends to continue optimizing the Twangiza Plant in order to sustainably achieve the targeted gold production. In addition the Company plans to continue building production storage capacity at the TMF.

The resourcing and training of employees, as well as the implementation of management systems, are well advanced for commissioning and mining operations.

NAMOYA MINE DEVELOPMENT

The Namoya project consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema Province in the east of the DRC approximately 225 kilometres southwest of the town of Bukavu.

Construction preparations for the development of the Namoya mine commenced during the fourth quarter of 2011. Construction of the mine is now underway, with the Engineering Procurement Construction and Management (“EPCM”) contractor appointed and tendering, adjudication and procurement processes for the placement of orders with respect to critical equipment and service agreements in place. Construction completion is planned for the first quarter of 2013 with full production targeted by the end of the second quarter of 2013.

The Company has planned the following objectives and milestones with regard to the construction of the Namoya mine:

•	Complete resource studies and engineering design by the first quarter of 2012.
•	Complete geotechnical studies by the end of the second quarter of 2012.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

•	Complete environmental studies and Environmental and Social Impact Assessment (“EISA”) report by the end of the fourth quarter of 2012.
•	Complete road access construction by August 2012.
•	Establish construction site camp by February 2012 and complete mine site accommodation by December 2012.
•	Commence resettlement process by March 2012 with completion expected by the second quarter of 2013.
•	Complete the engineering design for both the process plant and the TMF by the second quarter of 2012.
•	Commence plant, pond and TMF earthworks in the second quarter of 2012 to be completed by the first quarter of 2013.
•	Commence process plant construction by September of 2012 with expected completion by March 2013.
•	Commence hot commissioning in April 2013 with production ramp up expected to be completed by June of 2013.

Planning and coordination activities with respect to the Namoya plant development were completed in February 2012, including the logistics of transferring surplus earth moving and erection equipment from the Twangiza site to Namoya as well as the placement of orders for the remainder of the earth works equipment during the month of March 2012. Work on the main access road to Namoya which began in fourth quarter of 2011 is in progress. Management has been working with the local community surrounding Namoya to determine resettlement and housing needs. As equipment transfers and orders are fulfilled, it is anticipated that construction work will be accelerated during the second quarter of 2012.

EXPLORATION

(i) Twangiza Property

The Company’s Twangiza property consists of six exploitation permits covering an area of 1,156 square kilometres.

The current exploration at Twangiza commenced in October 2005, and to date a total of 461 diamond drill holes totalling 83,086 metres and 60 reverse circulation (RC) holes totalling 8,101 metres have been completed. The program has included the extensive geological mapping along the 3.5 kilometre long resource delineation of the north trending mining target, which hosts the two principal deposits of Twangiza Main and Twangiza North.

The 2011 exploration program at Twangiza focused on (a) the near mine targets to fully evaluate the Lukunguhri target and the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline but which have the potential to add substantial resources to the current mineral resource of Twangiza.

During fiscal 2011 and up to the date of this MD&A, regional field activities at Twangiza focused on soil sampling, trenching, geological mapping in tandem with rock-chip/channel, and pit sampling on the Lukungurhi area, Ntula, Kaziba and Lutunkuru prospects.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

The 2012 exploration program at Twangiza is expected to involve (a) the undertaking of infill drilling in Twangiza East and West, and (b) the undertaking of further work at Ntula to identify new targets and to enhance the identified mineralization.

The 2012 exploration program at Twangiza also involves the commencement of regional exploration in Mufwa during Q1 2012 and regional target generation programs on the rest of the concession.

The goal is for the composite resource model to be optimized and engineered to update the Twangiza mineral resources and mineral reserves during the fourth quarter of 2012.

Additional information regarding Twangiza is included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(ii) Namoya Project

The Company commenced exploration at Namoya in December 2004. To date, 295 diamond drill holes totalling 43,545.28 metres (and 82 historical underground drill holes) have been completed together with extensive re-sampling of old mine adits along the 2.5 kilometre long, northwest trending mineralized zone which hosts the four main separate deposits of Mwendamboko, Muviringu, Kakula and Namoya Summit. Exploration is continuing to assess a number of other prospects, namely Kakula West, Seketi, Kangurube, Matongo and Filon B, all within two kilometres of the four main deposits, to further increase oxide ounces.

During fiscal 2011 and up to the date of this MD&A, Namoya’s exploration work focused on (a) infill resource diamond drilling at Namoya Summit-Filon B, Namoya Summit extension, Kakula and Mwendamboko, (b) exploration drilling at the Seketi and Kangurube prospects, and (c) trenching and channel mapping and sampling at Mwendamboko.

During fiscal 2011, infill (definition) drilling consisting of 19 drill holes totalling 1,896.5 metres was completed at the Mwendamboko, Kakula, Namoya Summit-Filon B and Muviringu deposits.

Exploration drilling consisting of 6 drill holes totalling 553.32 metres was completed in March 2012 at the Seketi, Kangurube and Namoya Summit Extension prospects. Exploration drilling is continuing on the Seketi prospect.

Additional samples for metallurgical test work for the hybrid heap leach and gravity process option are underway at the SGS South Africa (Pty) laboratory in Johannesburg, South Africa. Initial results have demonstrated the amenability of the ore body to the hybrid process option.

In December 2011, the Company announced an increase in mineral resource estimates for the Namoya project. Estimated measured and indicated mineral resources at Namoya have increased by 39.0% to 1.58 million ounces of gold (24.77 million tonnes grading 1.99 g/t Au with a cut-off grade of 0.4g/t Au), compared with the previous measured and indicated mineral resource estimates of 1.13 million ounces of gold with a cut-off grade 0.4g/t Au (14.58 million tonnes at a grade of 2.43 g/t Au) announced by the Company in a press release dated January 24, 2011 as part of the Namoya preliminary assessment.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

The updated mineral resource estimates for Namoya are set out in the following table.

Updated Namoya Mineral Resource Statement (effective date: December 23, 2011)

	Measured			Indicated			Inferred
	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz	Mt	Au (g/t)	Moz
Oxide	8.50	1.86	0.51	1.65	1.45	0.07	2.41	1.18	0.10
Transitional	6.16	2.03	0.40	0.76	1.30	0.03	2.71	1.18	0.10
Fresh rock	5.25	2.36	0.40	2.45	2.10	0.17	4.35	1.74	0.24
Total	19.91	2.05	1.31	4.86	1.75	0.27	9.47	1.44	0.44

Note: Mineral resources reported at a 0.4g/t Au cut-off grade.

The primary goal of the 2012 exploration program is to outline additional mineral resources to expand the current resource base. The program will also focus on:

(a) refining the geological model and update the resource estimates;

(b) definition drilling on the four principal deposits of Mwendamboko, Kakula, Muviringu and Namoya Summit;

(c) continued delineation drilling of the other targets including, Kangurube, Seketi and Filon B within the main grid;

(d) commencing deep drilling on the four principal deposits to generate additional primary ore mineral resources to pave way for the economic studies of the primary ore; and

(e) target generation programs on the rest of the concession.

Additional information with respect to Namoya is contained in the technical report of Venmyn Rand (Pty) Ltd dated January 24, 2012 and entitled “National Instrument 43-101 Independent Technical Report on the Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iii) Lugushwa Project

The Lugushwa project consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The Company's focus at Lugushwa is on upgrading the inferred mineral resources to higher confidence resources, progressing to the completion of a preliminary economic assessment. An increased amount of metallurgical test work is also planned.

In total, the Company has completed 143 core holes totalling 19,708.75 metres of drilling at Lugushwa since the commencement of drilling in 2006.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Exploration work for 2011 at the Lugushwa project focused on:

(a) exploration drilling at the G7-Mapale prospect; and

(b) follow up regional exploration covering areas within and outside the current Lugushwa soil grid.

Sixteen drill holes totalling 1,170.50 metres were completed during the fourth quarter of 2011 to provide increased confidence on the economic viability of the Lugushwa project. Data collation and modelling is underway to pave the way for the completion of a preliminary economic assessment.

Exploration work at Lugushwa during 2011 also focused on an auger drilling program in the G20-21 deposit, Carriere A and Minkumbu prospects. In addition, trenching and channeling program in the G20-21 deposit and G8 prospect were undertaken with regolith mapping and sampling in the G20-21 deposit, G7-Mapale and Carriere A prospects. Regional exploration involved surface mapping and sampling in the Kamwanga area located over the eastern geophysical target. Regional exploration at Lugushwa is continuing.

The bulk of the proposed exploration work for 2012 at the Lugushwa project will focus on the completion of the preliminary economic assessment (“PEA”). Following the results of the PEA, shallow drill infill oxide drilling is planned to be implemented. There will also be a refocus of regional exploration towards the southern part of the concession which has the most favourable and consistent results. Once the PEA is completed, the Company intends to undertake pre-feasibility study at Lugushwa.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead (who was Vice President, Exploration of the Company at the time the report was prepared) dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

(iv) Kamituga Project

The Kamituga project consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC.

The Company commenced exploration at Kamituga in February 2011 and to date, 15 reverse circulation drill holes totalling 1,324.5 metres and 3 diamond drill holes totalling 266.35 metres have been completed at Little Mobale mine and Kibukila prospects. Exploration drilling is continuing on the Kibukila prospect.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Exploration activities at Kamituga during 2011 and up to the date of this MD&A focused on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; and (b) exploration drilling at the Little Mobale open pit to identify bulk tonnage resources, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stock works, and (c) exploration drilling at the Kibukila prospect.

The follow up auger drilling, trenching and channel sampling program that was initiated during the second quarter of 2011 progressed well during the fourth quarter of 2011. Analytical results received to-date have outlined a number of bedrock targets which are being followed up by “fast track results driven” exploration drilling.

On January 23, 2012, the Company announced positive initial exploration results from the Kamituga project. Highlights of the initial trench results received from the Mobale and Kibukila prospects at Kamituga included:

•	18.0 metres grading 3.06 g/t Au in trench MOB-CH1,
•	22.00 metres grading 2.14 g/t Au in trench MOB-CH5,
•	32.0 metres grading 2.36 g/t Au from trench KIB-T1 and
•	51.0 metres grading 2.65 g/t Au from trench KIB-T2.

The 2012 exploration program will focus on delineation drilling of the Kibukira prospect and other targets within the Kamituga Central area. An extensive regional exploration program will also be initiated outside the Kamituga Central area to outline further drill targets.

(v) Regional Exploration Projects

The Company's wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

No ground field work was conducted during 2011 in respect of these properties. Two of the permit areas (located between Kamituga and Lugushwa) were covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional program. During 2008, the Company continued its regional program, and covered a further ten of the permit areas with aeromagnetic and radiometric surveys. SRK Consulting (UK) Ltd. carried out further interpretation and target generation work in 2009, with ground follow-up planned to commence during fiscal 2012.

Qualified Persons

Daniel K. Bansah, the Company's Vice President, Exploration and Gary Chapman, the Company’s Vice President, Operations, each of whom is a "qualified person" as such term is defined in National Instrument 43-101, have reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Selected Annual Information

The Company is in the gold exploration and development business, has commenced mining operations, and has generated incidental revenues during the commissioning phase at the Twangiza Plant.

The following financial data is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years. Fiscal years 2011 and 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Fiscal 2009 information has not been restated to conform with IFRS and is presented in accordance with Canadian generally accepted accounting principles.

	2011	2010	2009
Net loss	$9,325	$2,976	$4,765
Net loss per share	$0.05	$0.02	$0.06
Mineral properties	-	-	$123,521
Exploration and evaluation	$113,462	$84,270	-
Mine under construction	$277,850	$146,688	-
Total assets	$429,141	$337,369	$206,062

For fiscal 2011, the Company’s net loss increased by approximately 213% compared to the net loss reported for fiscal 2010. The Company’s net loss for fiscal 2011 was significantly impacted by the reduction in foreign exchange gain from $7,438 in fiscal 2010 to $654 in fiscal 2011. Mine under construction expenses increased by 89% from fiscal 2010 to fiscal 2011 as a result of the significant progress made on the construction of the Twangiza mine.

For fiscal 2010, the Company’s net loss decreased by approximately 37% compared to the net loss reported for fiscal 2009. The Company’s net loss for fiscal 2010 was significantly impacted by the following: (a) increased salary and travel & promotion expenses of $3,810 and $1,501 respectively during fiscal 2010 compared to $2,152 and $1,090 respectively during fiscal 2009; (b) a loss of $1,237 during fiscal 2009 in relation to the reduction in the value of the Company’s investment in Delrand Resources Limited (formerly known as BRC DiamondCore Ltd. and referred to hereafter as “Delrand” a mineral exploration company in the DRC), as well as a loss in the amount of $3,286 during fiscal 2009 with respect to the Company’s debt settlement with Delrand compared to $nil during fiscal 2010. Total assets and mineral properties of the Company increased significantly as a result of an additional financing completed during fiscal 2010.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Results of Operations

The Company’s operations in fiscal 2011 ended with a net loss of $9,325, or $0.05 per share, compared to a net loss of $2,976, or $0.02 per share, incurred in fiscal 2010. During fiscal 2011, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2010:

Consulting, management and professional fees

Consulting, management and professional fees decreased approximately 15% or $292 to $1,719 during fiscal 2011, mainly due to lower professional fees, which included legal fees. Consulting fees were also slightly reduced in connection with the Company’s strategic planning and other corporate advice.

Employee benefits

Employee benefits decreased approximately 3% to $3,707 during fiscal 2011 compared to $3,810 in fiscal 2010. This decrease reflects the closing of the Johannesburg office in early 2011.

Share-based payment expenses

The fair value of employee share-based payment expenses recorded during fiscal 2011 increased to $2,211 from $1,933 recorded during fiscal 2010. This increase is related to share-based compensation granted to employees, directors and officers of the Company and vested during fiscal 2011.

Dilution gain on investment

A dilution gain on investment of $156 was recognized in the second quarter of 2011. This was due to two equity financings conducted by Delrand in which the Company did not participate, therefore resulting in a dilution gain. As a result of these financings, the Company’s ownership interest in Delrand decreased from 39.63% to 35.64%.

Foreign exchange gain

The Company recorded a foreign exchange gain of $654 during fiscal 2011, compared to a foreign exchange gain of $7,438 recorded during fiscal 2010, as a result of fluctuations in exchange rates and a large volume of cash transaction in multiple currencies.

Exploration and evaluation expenditures

During the year ended December 31, 2011, the Company incurred exploration and evaluation expenditures of $29,192 capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Twangiza project	$6,924
Namoya project	11,225
Lugushwa project	6,709
Kamituga project	4,269
Banro Congo Mining SARL	65
Total	$29,192

Twangiza mine development expenditures

During fiscal 2011, the Company incurred development expenditures of $131,162 with respect to the construction of the Company’s Twangiza Phase 1 mine capitalized in the consolidated statement of financial position as mine under construction assets. The allocation of such expenditures was as follows:

Resettlement	$4,368
Road access	1,718
Mine development and pre-stripping	2,445
Power	2,647
Process plant	27,697
TMF and raw water dam	20,116
EPCM services and project logistics	14,898
Owners’ capital and other	20,218
Operations	41,643
Pre-commercial production revenue	(4,588)
Total	$131,162

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the quarters of fiscal 2011 and 2010. This financial information has been prepared using accounting policies consistent with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by IASB.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

	2011	2011	2011	2011
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$(2,883)	$(2,805)	$(2,104)	$(1,533)
Net loss per share	$(0.02)	$(0.01)	$(0.01)	$(0.01)

	2010	2010	2010	2010
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net income (loss)	$(1,685)	$1,210	$(1,829)	$(672)
Net income (loss) per share	$(0.01)	$0.01	$(0.01)	$(0.00)

During the fourth quarter of 2011, the Company recorded a loss of $2,883 which was consistent with the loss recorded in Q3 of 2011. During the three month period ended September 30, 2011, the Company incurred a net loss of $2,805 which was significantly impacted by a change in exchange rates and a high volume of cash transactions in various currencies resulting in a foreign exchange loss. The Company recorded a net loss of $2,104 during the second quarter of 2011 which was greater than the net loss of $1,533 during the first quarter of 2011 mainly due to increased employee benefits and stock-based compensation expenses recorded during the second quarter of 2011. The Company’s net loss of $1,533 recorded during the first quarter of 2011 did not significantly vary compared to a net loss of $1,685 incurred in the previous quarter. During the fourth quarter of 2010, the Company incurred a net loss of $1,685 which, as compared to the net income of $1,210 recorded during the third quarter of 2010, was mainly due to the following: (a) decreased foreign exchange gain of $2,052 recorded in the fourth quarter of 2010, compared to a foreign exchange gain of $4,298 recorded during the third quarter of 2010; and (b) decreased salaries of $1,173 incurred during the fourth quarter of 2010 compared to salaries $1,719 incurred during the third quarter of 2010. The Company had net income of $1,210 during the third quarter of 2010 compared to a net loss of $1,829 in the second quarter of 2010. The net income for the third quarter of 2010 was significantly impacted by a foreign exchange gain of $4,298 (compared to a foreign exchange loss of $151 incurred during the second quarter of 2010) and an increase in salaries due to severance payments made during the third quarter of 2010. The Company’s net loss for the second quarter of 2010 was $1,829 compared to a net loss of $672 recorded in the first quarter of 2010. The increase of $1,157 was mainly due to a foreign exchange loss of $151 incurred in the second quarter of 2010 as compared to a foreign exchange gain of $1,239 incurred in the first quarter of 2010. In addition, the Company incurred consulting fees of $185 during the second quarter of 2010 compared to $nil in the first quarter of 2010.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Liquidity and Capital Resources

As at December 31, 2011, the Company had cash and cash equivalents of $9,696 compared to cash and short-term investments of $76,292 as at December 31, 2010. The Company’s liquidity position had significantly improved earlier in 2011 as the Company completed in February 2011 a financing involving the issuance of 17,500 special warrants of the Company at a price of Cdn$3.25 per special warrant for aggregate gross proceeds of Cdn$56,875. The Company also received an additional $13,067 from the exercise of warrants during fiscal 2011.

In December 2011, the Company’s DRC subsidiary, Twangiza Mining SARL, established a line of credit facility with a bank in the DRC (the “Line of Credit”). The Line of Credit is a nine month line of credit facility with a maximum drawdown available of $15,000. As of the date of this MD&A, this Line of Credit was fully utilized.

On March 2, 2012, the Company closed a $175,000 debt financing involving the issuance of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017, and 8,400 Warrants. The net proceeds from the offering will be used for the development of the Company’s Namoya project, repayment of the Line of Credit and general corporate purposes.

In the Company’s prospectus dated March 25, 2011, the Company provided a listing of the expected use of proceeds from its February 2011 financing. The table below provides a comparison of the Company’s actual disbursement of said funds as at December 31, 2011 as compared to the proposed use of proceeds presented in the Company’s March 25, 2011 prospectus:

	Actual Expenditures (in millions)	Prospectus (in millions)
Twangiza phase 1 development	$41.57	$40.09
Exploration expenditures	$8.47	$8.02
General and administrative expenses	$2.92	$4.85
Total	$52.96	$52.96

During the year ended December 31, 2011, the Company spent $25,841 in cash for exploration and evaluation expenditures and $112,982 in cash for Twangiza Phase 1 mine development expenditures (compared to $18,498 spent in exploration and evaluation expenditures and $73,871 spent on the Twangiza Phase 1 project during the year ended December 31, 2010). In addition, during fiscal 2011 the Company spent $2,986 on capital assets (compared to $15,259 spent during fiscal 2010) to carry on its projects in the DRC. During fiscal 2011, the Company continued the construction of the Twangiza Phase 1 gold mine and carried out its exploration activities at Twangiza, Lugushwa, Namoya and Kamituga, which consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

The Company’s budgeted expenditures for 2012 are as follows:

Twangiza mine	$77,454
Namoya development	113,128
Twangiza exploration	4,428
Namoya project	7,172
Lugushwa project	4,233
Kamituga project	8,112
Banro Congo Mining SARL	1,262
Admin. and office support	10,815
Interest on Notes	8,750
Total Expenditures	$235,354

Based on the revenues expected to be generated from the Company’s Twangiza mine, together with the Company’s existing cash on hand which includes net proceeds from the Company’s debt financing that closed in March 2012, the Company expects to have sufficient funds to carry out its proposed 2012 operating budget and to undertake the construction of the Namoya mine. However, if the Company experiences production delays, breakdowns, cost overruns or delays in completion schedules, there may be a need to raise additional financing in order to complete the Namoya mine and fund overheads and other projects. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

As of December 31, 2011, the Company has no significant long-term contractual obligations and no long-term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$829	$440	$322	$67	$-

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Critical Accounting Estimates

The preparation of the annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Annual Financial Statements included the following:

Commencement of production

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage. Production is considered to commence when the mine is substantially complete and ready for its intended use. At this point, depreciation commences.

When a mine development project moves into the production stage, the capitalization of certain mine development and construction costs ceases. Subsequent costs are either regarded as forming part of the cost of inventory or expensed. However, any costs relating to mining asset additions or improvements, underground mine development or mineable reserve development are assessed to determine whether capitalization is appropriate.

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Mine rehabilitation provision

The Company’s operation is subject to environmental regulations in the DRC. Upon establishment of commercial viability of a site, the Company estimates the cost to restore the site following the completion of commercial activities and depletion of reserves. These future obligations are estimated by taking into consideration closure plans, known environmental impacts, and internal and external studies, which estimate the activities and costs that will be carried out to meet the decommissioning and environmental rehabilitation obligations. The Company records a liability and a corresponding asset for the present value of the estimated costs of legal and constructive obligations for future mine rehabilitation.  During the mine rehabilitation process, there will be a probable outflow of resources required to settle the obligation and a reliable estimate can be made of those obligations. The present value is determined based on current market assessments using the risk-free rate of borrowing which is approximated by the yield of government bonds with a maturity similar to that of the mine life. The discounted liability is adjusted at the end of each period with the passage of time. The provision represents management’s best estimate of the present value of the future mine rehabilitation costs, which may not be incurred for several years or decades, and, as such, actual expenditures may vary from the amount currently estimated. The decommissioning and environmental rehabilitation cost estimates could change due to amendments in laws and regulations in the DRC. Additionally, actual estimated costs may differ from those projected as a result of an increase over time of actual remediation costs, a change in the timing for utilization of reserves and the potential for increasingly stringent environmental regulatory requirements.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Impairment

Assets, including property, plant and equipment, exploration and evaluation and mine under construction, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amount which is the higher of fair value less cost to sell and value in use. The assessment of the recoverable amounts often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Depreciation of property, plant and equipment

Each property, plant and equipment life, which is assessed annually, is assessed for both its physical life limitations and the economic recoverable reserves of the property at which the asset is located. For those assets depreciated on a straight-line basis, management estimates the useful life of the assets. These assessments require the use of estimates and assumptions including market conditions at the end of the assets useful life. Asset useful lives and residual values are re-evaluated annually. The nature of the property, plant and equipment did not require componentization.

Functional and presentation currency

Judgment is required to determine the functional currency of each entity. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the years ended December 31, 2011 and 2010 included:

	Years ended December 31,
	2011	2010
Risk Free Interest Rate	1.03% - 2.31%	1.54% - 2.10%
Expected life	3 years	3 years
Annualized volatility	76.26% - 92.12%	88.86% - 91.29%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$1.19 - $2.55	$0.94 - $1.34

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Depreciation of mining assets

It is anticipated that upon commencement of commercial production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, expected life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets. Componentization is not used in the depreciation of mining assets.

Mineral reserves and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mineral properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body. This exercise requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of exploration and evaluation assets, property, plant and equipment, recognition of deferred tax assets, and expenses.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Functional and presentation currency

Judgment is required to determine the functional currency of the parent and its subsidiaries. These judgments are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances.

New Pronouncements Adopted

The year ended December 31, 2011 was the Company’s first annual reporting period under IFRS. Accounting standards expected to be effective for the period ended December 31, 2011 have been adopted as part of the transition to IFRS.

Transition to IFRS

IFRS 1, First Time Adoption of IFRS, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

i)	Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 to all outstanding equity instruments that are unvested prior to the date of transition to IFRS.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

ii)	Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated statements of financial position and consolidated statements of comprehensive loss. The consolidated statements of financial position, comprehensive income (loss), changes in equity and cash flows have been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statement of operations and comprehensive loss for the year ended December 31, 2010 as well as the consolidated statement of cash flows for the year ended December 31, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches. Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods. Under Canadian GAAP, forfeitures were recognized as they occurred.

The impact of adjustments relates to share based payments on the Company’s consolidated statement of financial position is as follows:

	December 31, 2010	January 1, 2010
	$	$
Exploration and evaluation	8	113
Mine under construction	36	39
	44	152

Contributed surplus	126	519
Deficit	(82)	(367)
	44	152

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Mineral properties

Under Canadian GAAP, exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the properties are in production or until the project is abandoned. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations. Canadian GAAP does not provide a single accounting standard for exploration and evaluation of mineral resources. In contrast, IFRS 6 Exploration for and Evaluation of Mineral Resources provides specific industry guidance on the treatment of exploration and evaluation expenditures. Expenditures related to the development of mineral resources are not recognized as exploration and evaluation assets. As a result, the Company has reclassified expenses recorded under mineral properties into (1) exploration and evaluation assets and (2) mine under construction.

Based on the foregoing, the reclassification of mineral properties to exploration and evaluation and mine under construction is as follows:

	December 31, 2010	January 1, 2010
	$	$
Mineral properties CDN GAAP balance	(230,915)	(123,521)
Reallocation - IFRS:
Exploration and evaluation	84,262	64,636
Mine under construction	146,653	58,885
	-	-

Investment in Associate

The Company’s associate, Delrand, also adopted IFRS which resulted in an adjustment related to share-based payments in the associate’s financial statements. Delrand previously reported under Canadian GAAP. IFRS requires that an associate’s accounting policies be consistent with its investors. Similar to the Company, Delrand’s first date of applying IFRS was January 1, 2010. The following summarizes the impact on the Company’s consolidated statement of financial position:

	December 31, 2010	January 1, 2010
	$	$
Investment	(1)	6

Contributed surplus	(4)	26
Deficit	3	(20)
	(1)	6

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Classification of long-term liabilities

Under Canadian GAAP, a liability is classified as current when it is payable within one year from the date of the balance sheet. The employee retention allowance was classified as long term as it was payable beyond one year, which is the date the employee is no longer employed with the Company. However under IFRS, the retention allowance is presented as a current liability based on the employees’ entitlement to take the benefit and the fact it is due to be settled within twelve months after the end of the reporting period. The reclassification for employee retention was made from long-term to short-term liability and resulted in no impact to total liabilities and total net assets.

Accounting Standards Issued but Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 12, Income Taxes (“IAS 12”) was issued by the IASB in June 2011. The amendment requires that deferred tax on non-depreciable assets to be determined based on the rebuttable presumption that the assets will be recovered entirely through sale. The amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, IFRIC published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Financial Instruments

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 20(c) of the Annual Financial Statements for additional details.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the DRC and South Africa. The sale of good exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers, covering some exposure through receivables insurance, documentary credit and seeking prepayment or other forms of payment security from customers with an unacceptable level of credit risk. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations. See Note 20(d) of the Annual Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets. All financial obligations of the Company as at December 31, 2011 including accounts payable of $24,108, accrued liabilities of 8,223, line of credit of $5,625 and due to related parties of $23 are due within one year.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 26, 2012, the Company had outstanding 200,501 common shares, stock options to purchase an aggregate of 14,126 common shares, 8,400 Warrants and broker warrants to purchase an aggregate of 1,025 common shares.

Related Party Transactions

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the years ended December 31, 2011 and 2010 was as follows:

	Years ended
	December 31 2011	December 31 2010
	$	$
Short-term employee benefits	4,808	2,481
Other benefits	72	1,284
Employee retention allowance	191	213
Share-based payments	359	3,130
	5,430	7,108

During the year ended December 31 2011, directors fees of $225 (year ended December 31, 2010 - $225) were paid to non-executive directors of the Company.

During the year ended December 31, 2011, legal fees of $364, (year ended December 31, 2010 - $658), incurred in connection with the Company’s financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and a former partner is an officer of the Company (the officer ceased being a partner of the law firm on February 1, 2011). As at December 31, 2011, the balance of $23 (December 31, 2010 - $31) owing to this legal firm was included in accounts payable.

During the year ended December 31, 2011, the Company incurred common expenses of $239 (year ended December 31, 2010 - $78) in the DRC together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at December 31, 2011, an amount of $166 (December 31, 2010 – $112) owing from Loncor was included in due from related parties in the consolidated statements of financial position.

During the year ended December 31, 2011, the Company incurred common expenses of $113 (year ended December 31, 2010 - $44) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at December 31, 2011, an amount of $nil (December 31, 2010 - $nil) owing from Gentor was included in due from related parties in the consolidated statements of financial position.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

During the year ended December 31, 2011, $7 was repaid to Delrand with respect to the Company’s share of common expenses in the DRC. As at December 31, 2011, an amount of $6 (December 31, 2010 - $13) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
Due from related parties	166	112	34
Due to related party	23	31	30

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

In March 2012 the Company closed a $175,000 debt financing, which included the issuance by the Company of $175,000 aggregate principal amount of senior secured Notes with an interest rate of 10% and a maturity date of March 1, 2017. As a result of this financing the Company has a significant amount of indebtedness. The Company’s high level of indebtedness could have important adverse consequences, including: limiting the Company’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements; requiring a substantial portion of the Company’s cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes; increasing the Company’s vulnerability to general adverse economic and industry conditions; limiting the Company’s flexibility in planning for and reacting to changes in the industry in which it competes; placing the Company at a disadvantage compared to other, less leveraged competitors; and increasing the cost of borrowing.

Banro’s inability to generate sufficient cash flows to satisfy its debt obligations would materially and adversely affect the Company’s financial position and results of operations and its ability to satisfy its obligations under the Notes. If the Company cannot make scheduled payments on its debt, the Company will be in default and holders of the Notes could declare all outstanding principal and interest to be due and payable, and the Company could be forced into bankruptcy or liquidation.

The indenture under which the Notes were issued contains a number of restrictive covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. A breach of the covenants under this indenture could result in an event of default. In the event the Noteholders accelerate the repayment of the Company’s indebtedness, Banro may not have sufficient assets to repay that indebtedness. As a result of these restrictions, Banro may be: limited in how it conducts its business; unable to raise additional debt or equity financing to operate during general economic or business downturns; or unable to compete effectively or to take advantage of new business opportunities. These restrictions may affect the Company’s ability to grow in accordance with its strategy.

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

All of the Company's properties are in the exploration or development stage only and have not commenced commercial production. The Company currently operates at a loss and does not generate any income from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2011 and 2010, the Company recorded foreign exchange gains of $654 and $7,438, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 26, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

Banro Corporation
management’s discussion and analysis for the year ended December 31, 2011

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal controls over disclosure controls and procedures, as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators and Rules 13a-15(e) and Rule 15d-15(e) under the United States Exchange Act of 1934, as amended. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2011, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the disclosure controls and procedures were adequately designed and effective in ensuring that information required to be disclosed by the Company it files or submits under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. As at December 31, 2011, the Company’s Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company is required under Canadian securities laws to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2011, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure controls and procedures system and internal control over financial reporting system, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the Company’s disclosure controls and procedures system and internal control over financial reporting will prevent or detect all reporting deficiencies whether caused by either error or fraud.

NON-IFRS MEASURE – CASH OPERATING COST

Management uses cash operating cost to monitor financial performance and provide additional information to investors and analysts. Cash operating cost does not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As cash operating cost does not have a standardized meaning, it may not be comparable to similar measures provided by other companies.

The Company defines cash operating cost as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and royalties.

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